Unite States
                 Securities and Exchange Commission
                      Washington, D.C. 20549

                        Schedule 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No.4)


Name of Issuer: Hi-Lo Automotive, Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062
       Tel: (972) 570-7718

Date of Event which Requires Filing of this Statement:
                    2/13/97

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CUSIP No: 42839D-10-0

1. Name of Reporting Person: Hwang Family Ltd. Partnership
                  IRS ID No: 75-2590147

2.Check the appropriate box if a Member of a Group        (a)
                                                          (b) x
3. SEC USE ONLY


4. SOURCE OF FUNDS:
             WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(D) or 2(e):
               NEGATIVE

6. PLACE OF ORGANIZATION
         IRVING, TX, USA

7. SOLE VOTING POWER
        1,051,950 SHARES

8. SHARED VOTING POWER
         0 SHARES

9. SOLE DISPOSITIVE POWER
         1,051,950 SHARES

10. SHARED DISPOSITIVE POWER
          0 SHARES

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,051,950 SHARES

12. CHECK BOX IF AMOUNT IN (11) EXCLUDES CERTAIN SHARES
            NEGATIVE

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8 %

14. TYPE OF REPORTING PERSON
          PN

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Item 4. Purpose of Transaction



     The reporting person has nominated,for voting at the upcoming 1997 Annual Meeting of Stockholders, two nominees as directors of the company, and has made a proposal to form a committee to search for a potential buyer of the company. In addition, the managing partner of the reporting partnership has accepted a nomination as a director of the company.




                            2/15/97   /s/ Kwang-chou Hwang

                                          Kwang-chou Hwang